UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
First Bitcoin Capital Corp

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Puerto Rico

   Date of organization
   August 18, 2022 (predecessor incorporated in 1989)

Physical address of issuer
165 Ave Ponce De Leon, Suite 201, Suite 201, San Juan, PR 00917

Website of issuer
www.firstbitcoin.io

Current number of employees
2

	Most recent fiscal year-end December 31 2023	Prior fiscal year-end December 31 2022
Total Assets	$4,909,000.00	$4,909,000.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$6,000.00	$6,000.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,400,000.00	$1,400,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

April 12, 2024

Form C/AR

First Bitcoin Capital Corp



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by First Bitcoin Capital Corp, a Puerto Rican corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). No federal or state securities commissions or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuance to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.firstbitcion.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CG (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company. The date of this Form C-AR is 4/20/2023. THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C/AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should

be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Form C/AR

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.firstbitcoin.io

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/AR

You should rely only on the information contained in this Form C/AR. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/AR is accurate only as of the date of this Form C/AR, regardless of the time of delivery of this Form C/AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/AR and the Exhibits hereto. This Form C/AR and the Exhibits hereto should be read in their entirety.

First Bitcoin Capital Corp (the "Company") is a Puerto Rico Corporation, formed on August 18, 2022.

The Company is located at 165 Ave Ponce De Leon, Suite 201, Suite 201, San Juan, PR 00917.

The Company's website is www.firstbitcoin.io.

The Business

First Bitcoin Capital Corp has formed a division that specializes in purchasing Lottery tickets involving the world's largest potential pay-outs which have climbed over $1,000,000,000 (One Billion US Dollars) on more than one occasion. The average Joe that buys a ticket or a handful of tickets is disadvantaged compared to the power of a corporation to acquire thousands of tickets from each major lottery event and over time the odds of winning increase proportionally. There are lottery pools that provide a collective purchasing

but there has (to our knowledge) never been a publicly owned corporation that buys for the benefit of all of its shareholders. Our plan is to use any winnings (should there be any) to distribute 50% of the winning pro rata to our shareholders and utilize the balance for additional ticket purchases and other potentially profitable business endeavors that management feels could enrich our shareholders. This may be the first time in history that instead of ending up with a ticket that's worth nothing, acquiring a share of stock through any private or public offering we conduct or out of the stock market (OTC Stock Symbol: BITCF) there is still value in that share even if a group of tickets we purchase to (pro rata) enrich all our shareholders and greatly most should one of our many tickets end up being the big winner. The size of the lottery market is staggering with each adult American spending on average $1000 per year on the lotteries and this is a worldwide spending habit. First Bitcoin will make the purchase of tickets transparent so that each shareholder can follow the process and perhaps be the first to spot that the company they own shares in hit the Powerball jackpot. People have been playing lotteries for hundreds of years. Today, lotteries are the fastest growing sector of online gambling and generate billions of dollars in revenue for companies and governments around the world. Despite this tremendous growth, lottery games are plagued with problems. The lack of transparency results in rigged jackpots and large-scale fraud scandals, especially in non-government-controlled lotteries. Additionally, the odds of winning a lotto jackpot are not particularly good, and the limitations of the current government and private lotteries are turning away a great number of players as fairness is difficult to demonstrate even for licenses and authorized lotteries. Since the advent of the large-scale lottery, software and protocols to determine lottery winners in the fairest way possible have consistently grown more sophisticated. However, none of the existing solutions has succeeded in addressing the major issues currently faced within the lottery industry worldwide. Large lotteries such as EuroMillions offer a significant advantage, which is also due to the digital and technical development of recent years: the possibility to play the lottery on the internet cross-border. Now, blockchain technology is opening the door for fairer, safer, and more transparent lottery platforms that could revolutionize the industry. The online gaming sector and the demographic trends of lottery players are changing rapidly. Blockchain technology is the next logical step in the evolution of lotteries that enables autonomous decentralized playing with a high level of participants' gains, transparency and security, and global access to fair lottery plays. First Bitcoin is planning to disrupt the $300+ billion worldwide lottery market. Our mission is to improve the lottery industry and in doing so – transform it by adding decentralization to enable lotteries on the blockchain. By changing the way lotteries are managed and monitored by appropriate government agencies and how participants buy lottery tickets. First Bitcoin will develop a global blockchain platform built on the blockchain that connects with lottery players, lottery pools, lottery providers, government agencies, and charities. First Bitcoins' goal is to become the leading lottery platform on the blockchain, which allows worldwide companies, charities, and individuals to connect with players through the most reputable and acknowledged technology. We want to apply a social aspect to the lottery industry by becoming the first publicly traded lottery players pool that will distribute winnings as quarterly dividends to the shareholders adding a social aspect to the lottery game participation. We will build the cutting-edge worldwide blockchain-powered lottery platform that ensures secure global money remittance, real-time monitoring of the allocation of winnings, transparent lottery offerings, and results on the blockchain. Through the use of A. I and machine learning can analyze all the data on the customer's lifetime value and do intelligent customer acquisition and monitor AML and KYC of the players.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Puerto Rico on August 18, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved [products/services] and thus may be better equipped than us to develop and commercialize [products/services]. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors [around the world] because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We [collect and] store sensitive data, including intellectual property, our proprietary business information and that of our customers, [suppliers and business partners,] and personally identifiable information of our [customers and] employees, in our data centers and on our networks. The secure [processing,] maintenance [and transmission] of this information is critical to our operations [and business strategy]. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, [liability under laws that protect the privacy of personal information,] [and regulatory penalties,] [disrupt our operations [and the services we provide to customers],] [and] damage our reputation, [and cause a loss of confidence in our products and services], which could adversely affect our [business/operating margins, revenues and competitive position].

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Simon Rubin and Yuri Abramov who have been with the Company from 2010 -to present and from 2014 to present. The Company has employment agreements with Simon Rubin and Yuri Abramov although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Simon Rubin and Yuri Abramov or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Simon Rubin and Yuri Abramov in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Simon Rubin and Yuri Abramov die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime

pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant

outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The United States tax rules applicable to an investment in the Securities and the underlying Bitcoins are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying Bitcoins held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoins. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.

Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin network or Bitcoin trading and ownership, trading or ownership in Bitcoins or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Bitcoins or utilize them for payments, the demand for Bitcoins will decrease.

New regulations may make it more difficult to acquire and/or use Bitcoins. Furthermore, regulatory actions may limit the ability of end-users to convert Bitcoins into fiat currency (e.g., U.S. Dollars) or use Bitcoins to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the

United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoins in one or more countries.
Although currently Bitcoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Bitcoins or to exchange Bitcoins for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor, or may adversely affect an investment in the Company.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. [give example of volatile product/service line.] In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. s a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the [technology, healthcare, hospitality and finance sectors and the energy industry]. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the [technology, healthcare, finance] and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on

our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution, or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

[Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services.] Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The

efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers[, in some cases single-source suppliers,] we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as [name of suppliers], to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a

costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through [cellular network carriers,] wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including [staffing selected resellers' stores with Company employees and contractors, and] improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

First Bitcoin Capital Corp has formed a division that specializes in purchasing Lottery tickets involving the world's largest potential pay-outs which have climbed over $1,000,000,000 (One Billion US Dollars) on more than one occasion. The average Joe that buys a ticket or a handful of tickets is disadvantaged compared to the power of a corporation to acquire thousands of tickets from each major lottery event and over time the odds of winning increase proportionally. There are lottery pools that provide a collective purchasing but there has (to our knowledge) never been a publicly owned corporation that buys for the benefit of all of its shareholders. Our plan is to use any winnings (should there be any) to distribute 50% of the winning pro rata to our shareholders and utilize the balance for additional ticket purchases and other potentially profitable business endeavors that management feels could enrich our shareholders. This may be the first time in history that instead of ending up with a ticket that's worth nothing, acquiring a share of stock through any private or public offering we conduct or out of the stock market (OTC Stock Symbol: BITCF) there is still value in that share even if a group of tickets we purchase to (pro rata) enrich all our shareholders and greatly most should one of our many tickets end up being the big winner. The size of the lottery market is staggering with each adult American spending on average $1000 per year on the lotteries and this is a worldwide spending habit. First Bitcoin will make the purchase of tickets transparent so that each shareholder can follow the process and perhaps be the first to spot that the company they own shares in hit the Powerball jackpot. People have been playing lotteries for hundreds of years. Today, lotteries are the fastest growing sector of online gambling and generate billions of dollars in revenue for companies and governments around the world. Despite this tremendous growth, lottery games are plagued with problems. The lack of transparency results in rigged jackpots and large-scale fraud scandals, especially in non-government-controlled lotteries. Additionally, the odds of winning a lotto jackpot are not particularly good, and the limitations of the current government and private lotteries are turning away a great number of players as fairness is difficult to demonstrate even for licenses and authorized lotteries. Since the advent of the large-scale lottery, software and protocols to determine lottery winners in the fairest way possible have consistently grown more sophisticated. However, none of the existing solutions has succeeded in addressing the major issues currently faced within the lottery industry worldwide. Large lotteries such as EuroMillions offer a significant advantage, which is also due to the digital and technical development of recent years: the possibility to play the lottery on the internet cross-border. Now, blockchain technology is opening the door for fairer, safer, and more transparent lottery platforms that could revolutionize the industry. The online gaming sector and the demographic trends of lottery players are changing rapidly. Blockchain technology is the next logical step in the evolution of lotteries that enables autonomous decentralized playing with a high level of participants' gains, transparency and security, and global access to fair lottery plays. First Bitcoin is planning to disrupt the $300+ billion worldwide lottery market. Our mission is to improve the lottery industry and in doing so – transform it by adding decentralization to enable lotteries on the blockchain. By changing the way lotteries are managed and monitored by appropriate government agencies and how participants buy lottery tickets. First Bitcoin will develop a global blockchain platform built on the blockchain that connects with lottery players, lottery pools, lottery providers, government agencies, and charities. First Bitcoins' goal is to become the leading lottery platform on the blockchain, which allows worldwide companies, charities, and individuals to connect with players through the most reputable and acknowledged technology. We want to apply a social aspect to the lottery industry by becoming the first publicly traded lottery players pool that will distribute winnings as quarterly dividends to the shareholders adding a social aspect to the lottery game participation. We will build the cutting-edge worldwide blockchain-powered lottery platform that ensures secure global money remittance, real-time monitoring of the allocation of winnings, transparent lottery offerings, and results on the blockchain. Through the use of

A.I., and machine learning can analyze all the data on the customer's lifetime value and do intelligent customer acquisition and monitor AML and KYC of the players.

Business Plan

Lottery Division (POWERBULL, LLC) First Bitcoin Capital Corp has formed a division that specializes in purchasing Lottery tickets involving the world's largest potential pay-outs which have climbed over $1,000,000,000 (One Billion US Dollars) on more than one occasion. The average Joe that buys a ticket or a handful of tickets is disadvantaged compared to the power of a corporation to acquire thousands of tickets from each major lottery event and over time the odds of winning increase proportionally. There are lottery pools that provide a collective purchasing but there has (to our knowledge) never been a publicly owned corporation that buys for the benefit of all of its shareholders. Our plan is to use any winnings (should there be any) to distribute 50% of the winning pro rata to our shareholders and utilize the balance for additional ticket purchases and other potentially profitable business endeavors that management feels could enrich our shareholders. This may be the first time in history that instead of ending up with a ticket that's worth nothing, acquiring a share of stock through any private or public offering we conduct or out of the stock market (OTC Stock Symbol: BITCF) there is still value in that share even if a group of tickets we purchase to (pro rata) enrich all our shareholders and greatly most should one of our many tickets end up being the big winner. The size of the lottery market is staggering with each adult American spending on average $1000 per year on the lotteries and this is a worldwide spending habit. First Bitcoin will make the purchase of tickets transparent so that each shareholder can follow the process and perhaps be the first to spot that the company they own shares in hit the Powerball jackpot. People have been playing lotteries for hundreds of years. Today, lotteries are the fastest growing sector of online gambling and generate billions of dollars in revenue for companies and governments around the world. Despite this tremendous growth, lottery games are plagued with problems. The lack of transparency results in rigged jackpots and large-scale fraud scandals, especially in non-government-controlled lotteries. additionally, the odds of winning a lotto jackpot are not particularly good, and the limitations of the current government and private lotteries are turning away a great number of players as fairness is difficult to demonstrate even for licenses and authorized lotteries. Since the advent of the large-scale lottery, software and protocols to determine lottery winners in the fairest way possible have consistently grown more sophisticated. However, none of the existing solutions has succeeded in addressing the major issues currently faced within the lottery industry worldwide. Large lotteries such as EuroMillions offer a significant advantage, which is also due to the digital and technical development of recent years: the possibility to play the lottery on the internet cross-border. Now, blockchain technology is opening the door for fairer, safer, and more transparent lottery platforms that could revolutionize the industry. The online gaming sector and the demographic trends of lottery players are changing rapidly. Blockchain technology is the next logical step in the evolution of lotteries that enables autonomous decentralized playing with a high level of participants' gains, transparency and security, and global access to fair lottery plays. First Bitcoin is planning to disrupt the $300+ billion worldwide lottery market. Our mission is to improve the lottery industry and in doing so – transform it by adding decentralization to enable lotteries on the blockchain. By changing the way lotteries are managed and monitored by appropriate government agencies and how participants buy lottery tickets. First Bitcoin will develop a global blockchain platform built on the blockchain that connects with lottery players, lottery pools, lottery providers, government agencies, and charities. First Bitcoins' goal is to become the leading lottery platform on the blockchain, which allows worldwide companies, charities, and individuals to connect with players through the most reputable and acknowledged technology. We want to apply a social aspect to the lottery industry by becoming the first publicly traded lottery players pool that will distribute winnings as quarterly dividends to the shareholders adding a social aspect to the lottery game participation. We will build the cutting-edge worldwide blockchain-powered lottery platform that ensures secure global money remittance, real-time monitoring of the allocation of winnings, transparent lottery offerings, and results on the blockchain. Through the use of A. I and machine learning can analyze all the data on the customer's lifetime value and do intelligent customer acquisition and monitor AML and KYC of the players.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Blockchain development	Company has an experience to develop blockchain powered projects.	The Company has developed the first ever publicly traded lottery pool concept and blockchain lottery platform

We are developing an innovative blockchain powered lotter management platform and the first publicly traded lottery pool service. We have no new products in development.

We offer blockchain development services, cybersecurity and other software related projects

Competition

The Company's primary competitors are privately managed lottery pools, privately operated blockchain powered lottery management platforms.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

We outsource all technology development and programming to specialized vendors with experience and reputation.

Our potential customers are lottery enthusiasts that play every week.

Intellectual Property

The Company is dependent on the following intellectual property:

The Company is ready to file for a patent pending with the USPTO

Governmental/Regulatory Approval and Compliance

We are subject to a variety of laws and regulations in the U.S. that affect our business, including state, territorial, and federal laws regarding lotteries, gaming, sweepstakes, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export, and national security, all of which are continuously evolving. The scope and interpretation of the laws that are or may

be applicable to us are often evolving or new and uncertain and may conflict with each other, particularly those governing our international operations. Lottery and gaming laws are generally based upon declarations of public policy designed to protect consumers from fraud and other misdeeds and the viability and integrity of the games, while raising revenues for the particular country, state, or other authorizing jurisdiction. To accomplish these goals, stringent laws and regulations may be established to ensure that participants in the industry meet certain standards of character and responsibility, which may require participants to: ensure that games are conducted fairly and honestly; establish procedures designed to prevent cheating and fraudulent practices; establish and maintain anti-money laundering practices and procedures; establish and maintain responsible accounting practices and procedures; ensure that lottery games are sold only at the price established by the applicable lottery regulator; report prizes awarded and withhold certain amounts for taxes and other specified liabilities; file periodic reports with regulators; establish programs to promote responsible gaming and comply with other social responsibility practices; and enforce minimum age requirements. State and federal laws in the U.S. govern and, in some cases, limit our business practices. For example, the Interstate Wagering Amendment to 18 U.S.C. § 1301 limits our ability to purchase lottery games for a user located in one state from a lottery authority located in another state, except under certain limited circumstances, such as where the lottery authorities in the respective states allow the sales. Therefore, for our users located within the U.S., we only purchase lottery games for users geolocated to be physically situated within the U.S. state or jurisdiction where the lottery game they are purchasing is being conducted, unless an exception were to be authorized by the applicable lottery authorities. For more information, see "Item 1A. Risk Factors — Regulatory and Compliance Risks — If the Interstate Wagering Amendment is interpreted or applied to prohibit transmissions to foreign countries, it could have a negative impact on our business, financial condition, and results of operations."

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Simon Rubin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2010 -present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, responsible for Company operations

Education

Computer programming

Name

Yuri Abramov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Scientific advisor, project development

Education

1979 Degree in Theoretical physics, computer programming

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Simon Rubin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2010 -present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, responsible for Company operations

Education

Computer programming

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Puerto Rico law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in US, Israel.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	306,429,748
Voting Rights	each share represents one vote
Anti-Dilution Rights	N/A

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Bots Inc
Amount outstanding	$1,400,000.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	the note is payable on demand

Ownership

The Company is a publicly owned corporation.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
CENTRAL ASIA FRANCISE HOLDINGS LTD	32.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income $0	Taxable Income $0	Total Tax $0

Operations

We are currently a pre-revenue company. We do not anticipate generating revenue until next year

The Company does not intend to achieve profitability in the next 12 months.

Liquidity and Capital Resources

The financial statements of the Company are attached hereto as Exhibit A.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Simon Rubin
(Signature)

Simon Rubin
(Name)

CEO
Title

4-12-2024
(Date)

EXHIBITS

Exhibit A   Financial Statements

FIRST BITCOIN CAPITAL CORP.

Consolidated Balance Sheets

	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 0	$ 0
Receivables	6,000	6,000
Total current assets	6,000	6,000
Property and equipment, net	0	0
Software	1,900,000	1,900,000
Investments	3,003,000	3,003,000
Total Assets	$ 4,909,000	$ 4,909,000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Operating Loans		
Total current liabilities	0	0
Long Term Liabilities		
Long-Term Notes	1,400,000	1,400,000
Total Liabilities	1,400,000	1,400,000
Stockholders' Deficit:		
Common stock, par value $0.001, 2,000,000,000 shares authorized		
659,323,911 and 749,323,911 shares issued and outstanding as of		
March 31, 2022 and December 31, 2021, respectively	306,430	303,863
Accumulated Other Comprehensive Income	433,136	433,136
Additional paid in capital	6,476,323	6,476,323
Accumulated deficit	(3,706,889)	(3,704,322)
Total Stockholders' Equity (Deficit)	3,509,000	3,509,000
Total Liabilities and Stockholders' Equity (Deficit)	$ 4,909,000	$ 4,909,000

First Bitcoin Capital Corp

Consolidated Statements of Operations

	For the Year Ended	
	December 31, 2023	**December 31, 2022**
Revenue	$ 0	$ 0
Cost of goods sold	0	0
Gross Profit	0	0
Operating Expenses:		
General and administrative	0	0
Total operating expenses	0	0
Loss from operations	0	(0)
Other (Income) Expense		
Capital Gain on Crypto Currency	0	(0)
Interest expense	0	0
Change in value of derivative liability	0	0
Bad Debt Expense	0	0
Financing cost	0	0
Loss on investments	0	0
Total Other (Income) Expense	0	0
Net Income (Loss)	$ 0	$ (0)
Net income (loss)		
-Basic and diluted	$ 0	$ (0.000)
Weighted average common shares outstanding		
-Basic and diluted	306,429,748	306,429,748

The accompanying notes are an integral part of these consolidated financial statements

First Bitcoin Capital Corp

Statement of Stockholder's Equity

Common Shares

$0.001 Par Value

	Shares Issued	Amount	Additional Paid-in Capital	Accumulated other Comprehensive Income	Accumulated Deficit	Equity (Deficit)
Year Ended December 31, 2023						
Balance, December 31, 2023	306,429,748	$ 306,430	$ 6,476,323	$ 433,136	(3,706,889)	$ 3,509,000
Issuance of common stock	0	0	0	$ 0		0
Net loss					0	0
Balance, December 31, 2023	306,429,748 $	306,430	$ 6,476,323 $	$ 433,136	(3,706,889)	$ 3,509,000
Year Ended December 31, 2022						
Balance, December 31, 2022	306,429,748	$ 306,430	$ 6,476,323	$ 433,136	(3,118,243)	$ 4,097,646
Issuance of common stock	0	0	0	$ 0		0
Net loss					(588,646)	$ (588,646)
Balance, December 31, 2022	306,429,748	$ 306,430	$ 6,476,323	$ 433,136	(3,706,889)	$ 3,509,000

The accompanying notes are an integral part of these consolidated financial statements.

First Bitcoin Capital Corp

Consolidated Statements of Cash Flows

	For the Year Ended	
	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ 0	$ (0)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	0	0
Change in value of derivative liability.	0	0
Financing cost	0	0
Inventory	0	(0)
Convertible Notes Adjustments	0	0
Changes in operating liabilities		
Accounts receivable	0	(0)
Prepaid expenses	0	0
Sales Tax Payable	0	0
Accounts payable and accrued expenses	0	0
Net Cash Used in Operating Activities	0	0
CASH FLOWS FROM INVESTING ACTIVITIES:		
Intangible Asset Adjustments	0	0
Net Cash Provided By Investing Activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Operating Loans	0	0
Net Cash Provided By Financing Activities	0	0
Net Increase in Cash	0	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 0	$ 0



FIRST BITCOIN CAPITAL CORP

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS:

First Bitcoin Capital Corp (OTC : BITCF) began developing digital currencies, proprietary blockchain technologies, and the digital currency exchange (in Beta) in early 2014. We saw this step as a tremendous opportunity to create further shareholder value by leveraging management's experience in developing and managing complex blockchain technologies and in developing new types of digital assets. Being the first publicly traded cryptocurrency and blockchain-centered company, we provide our shareholders with diversified exposure to digital cryptocurrencies and blockchain technologies. In 2022 we researched global lottery industry and decided to enter into this industry.

Recent research indicates that Global Lottery Market Size Expected to Reach $ 450.46 Billion By 2027.

Our subsidiary PowerBull LLC will become a leading lottery technology company that will transform how lottery pools are managed and played. We will develop mobile and online platforms that will enable legal pool players and partners from the U.S. and internationally to participate in legally managed lottery games. Lottery pool subscribers will get real-time results on multiple international lottery games from many countries. We will develop blockchain platform to manage lottery pools.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include those of the Company and its subsidiary for the periods in which the subsidiary was owned/held by the Company. All significant intercompany accounts and transactions have been eliminatedin the preparation of the consolidated financial statements. Until May 14, 2020, the Company had only one subsidiary, First Bitcoin Capital, LLC.
On September 16, 2022, the Company formed a 100% owned subsidiary: PowerBull LLC

Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets



and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions made in estimated useful lives of property and equipment, assumptions inherent in a purchase price allocation, accruals for potential liabilities, certain assumptions used in deriving the fair value of derivative liabilities, share-based compensation, and beneficial conversion feature of notes payable, and realization of deferred tax assets.

Stock-Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option and warrant grants issued and vesting to employees based on the authoritative guidance provided by the Financial Accounting Standards Board whereas the value of the award is measured on the date of grant and recognized over the vesting period. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance of the Financial Accounting Standards Board whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. Non-employee stock-based compensation charges generally are amortized over the vesting period on a straight-line basis. In certain circumstances where there are no future performance requirements by the non-employee, option grants are immediately vested and the total stock-based compensation charge is recorded in the period of the measurement date.

The fair value of the Company's common stock option and warrant grants is estimated using the Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

Fair Value of Financial Instruments

The Company follows paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments and paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3   Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one



significant model assumption or input is unobservable. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The Company has no carrying value for derivative liabilities as of December 31, 2023.

The carrying amounts of the Company's other financial assets and liabilities, such as cash, prepaid expense, accounts payable and accrued payables and notes payable, approximate their fair values because of the short maturity of these instruments.

Acquisitions and Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and separately identified intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from, acquired technology, trademarks and trade names, useful lives, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current ornon-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cashequivalents.

Accounts Receivable

All of the Company's accounts receivable balance is related to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company will maintain allowances for doubtful accounts, estimating losses resulting from the inability of its customers to make required payments for products. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped into categories by the number of days the balance is past due, and the



estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Net Income (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes, stock issuable to the exercise of stock options and warrants have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

Segments

The Company determined its reporting units in accordance with ASC 280, "Segment Reporting" ("ASC 280"). Management evaluates a reporting unit by first identifying its' operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Management has determined that the Company has one consolidated operating segment. The Company's reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company's reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets, which range from three to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

Digital Assets Translations and Remeasurements

Digital Assets are included in current assets in the consolidated balance sheets. Digital Assets are recorded at cost less impairment.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.



Realized gain (loss) on sale of Digital Assets are included in other income (expense) in the consolidated statements ofoperations.

The Company assesses impairment of Digital Assets quarterly if the fair value of digital assets is less than its cost basis. TheCompany recognizes impairment losses on Digital Assets caused by decreases in fair value using the average U.S. dollar spot price ofthe related Digital Asset as of each impairment date. Such impairment in the value of Digital Assets is recorded as a component of costs and expenses in our consolidated statements of operations. There were no impairment losses related to Digital Assets during theperiod ended December 31, 2023.

Intangibles

The Company uses assumptions in establishing the carrying value, fair value and estimated lives of the Company's long-livedassets and goodwill. The criteria used for these evaluations include management's estimate of the assets' continuing ability to generate positive income from operations and positive cash flow in future periods compared to the carrying value of the asset, the strategic significance of any identifiable intangible asset in its business objectives, as well as the market capitalization of the Company. Cash flow projections used for recoverability and impairment analysis use the same key assumptions and are consistent with projections used for internal budgeting, and for lenders and other third parties. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Useful lives and related amortization or depreciation expense are based on the Company's estimate of the period that the assets will generate revenues or otherwise be used by Kronos. Factors that would influence the likelihood of a material change in the Company's reported results include significant changes in the assets' ability to generate positive cash flow, loss of legal ownership or title to the asset, a significant decline in the economic and competitive environment on which the asset depends, significant changes in the Company's strategic business objectives, and utilization of the asset.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes theenactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly. Currently the company has not valued any NOL because of the expectation that it will not be used.

Research and Development Expenses

Costs related to research and development are charged to research and development expense as incurred.

Revenue Recognition

The Company accounts for revenues in accordance with Accounting Standards Codification ("*ASC*") 606, *Revenue from Contracts with Customers*. The underlying principle



of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which includes (1) identifying the contract(s) or agreement(s) with a customer, (2) identifying ourperformance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Under ASC 606, revenue is recognized when performance obligations under the terms of a contract are satisfied, which occurs for the Company upon shipment or delivery of products or services to our customers based on written sales terms, which is also when control is transferred. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring the products or services to a customer.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. This ASU establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU and all the related amendments are effective for fiscal years beginning after December 15, 2018, including interim periods withinthose fiscal years. The Company adopted this guidance in the first quarter of fiscal 2020, the quarter ended September 30, 2019, using the optional transitional method afforded under ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements*. Results for reporting periods beginning after the adoption date are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with the Company's historic accounting under ASC 840 (see Note 7 - Leases).

The Company elected and applied the available transition practical expedients. By electing these practical expedients,the Company did:
a. not reassess whether expired or existing contracts contain leases under the new definition of a lease;
b. not reassess lease classification for expired or existing leases; and
c. not reassess whether previously capitalized initial direct costs would qualify for capitalization underTopic 842.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. The amendments in this ASU align the implementation date for nonpublic entities' annual financial statements with the implementation date for their interim financial statements. In addition, the amendment clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20; instead impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842: Leases. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments. The amendments in this ASU further clarify certain aspects of ASU No. 2016-13. For entities that have not yet adopted ASU No. 2016-13, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted TransitionRelief. The amendments in this ASU provide transition relief for ASU No. 2016-13 by providing an option to irrevocably elect the fairvalue option for certain financial assets measured at an amortized



cost basis. For entities that have not yet adopted ASU No. 2016-13, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact this ASU will have on its financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statement presentation or disclosures.

NOTE 3 - REALIZATION OF ASSETS AND GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has sustained losses from operations in recent years, and such losses have continued through the current year ended December 31, 2022. In addition, the Company has used, rather than provided, cash in its operations. The Company has attempted during the period to use its resources to commercialize its technology and develop viable commercial products and to provide for its working capital needs.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing and to succeed in its future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 4. ACQUSITION OF CERTAIN ASSETS
As of December 31, 2023, the Company did not acquire any assets.

NOTE 5 – INVENTORY VALUATION AND PREPAID EXPENSES

As of December 31, 2023, First Bitcoin Capital Corp has no inventory in stock.

As of December 31, 2023, there are no prepaid expenses.

NOTE 6 - INTANGIBLES

As of December 31, 2023, the company has no intangible assets.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

As of December 31, 2022, the Company has no convertible notes payable.



Note 8 -- LONG-TERM LIABILITIES

As of December 31, 2023, the Company has $1,400,000 in long term liabilities. This Is a liability to BOTS, Inc.

Note 9 -- DERIVATIVE LIABILITY

The FASB has issued authoritative guidance whereby instruments which do not have fixed settlement provisions are deemed to be derivative instruments. Certain warrants issued to investors and conversion features of notes payable did not have fixed settlement provisions because either their exercise prices will be lowered if the Company issues securities at lower prices in the future or the conversion price is variable. In addition, since the number of shares to be issued is not explicitly limited, the Company is unable to conclude that enough authorized and unissued shares are available to share settle the conversion option. In accordance with the FASB authoritative guidance, the conversion feature of the notes was separated from the host contract (i.e., the notes) and the fair value of the warrants have been recognized as a derivative and will be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

As of December 31, 2023, there is no derivative liability for First Bitcoin Capital Corp.

NOTE 10 – LEASES

The Company has no leases nor own its own offices as of December 31, 2023.

NOTE 11 – LEGAL PROCEEDINGS

From time to time, the Company may be subject to routine litigation, claims or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigations or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company periodically evaluates developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and adjusts as appropriate. Significant judgment is required to determine both the likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company's judgment may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for,there may be an exposure to loss in excess of the amount accrued, and such amounts could be material.

NOTE 12 - MAJOR CUSTOMERS

As of December 31, 2023, First Bitcoin Capital Corp has no major customers.



NOTE 13 - SEGMENTS OF BUSINESS

The Company determined that it did not operate in any material, separately reportable operating segments as of December 31, 2023.

NOTE 14 - RELATED PARTIES

The Company owns 1,000,000,000 Common shares and no Preferred shares of Bots Inc.

NOTE 15 - STOCKHOLDERS' EQUITY/ (DEFICIT)

During the period ended December 31, 2023, no new shares have been issued.

NOTE 16 - SUBSEQUENT EVENTS

No events occurred

